Exhibit 11.1

IPC HOLDINGS, LTD. AND SUBSIDIARIES

RECONCILIATION OF BASIC AND DILUTED NET INCOME PER COMMON SHARE

(Expressed in thousands of United States dollars, except for share amounts)

A reconciliation of basic and diluted earnings per share (“EPS”) is given in the following table:

	Net Income (unaudited)	Shares outstanding and equivalents	Amount per Share
Quarter ended June 30, 2008:
Basic EPS (available to common shareholders)	$43,120	52,159,646	$0.83
Diluted EPS	$47,450	60,560,764	$0.78
Quarter ended June 30, 2007:
Basic EPS	$23,594	63,194,240	$0.37
Diluted EPS (No effect of preference shares: anti-dilutive)	$23,594	63,210,001	$0.37
Six months ended June 30, 2008
Basic EPS	$125,689	54,793,624	$2.29
Diluted EPS	$134,253	63,193,486	$2.12
Six months ended June 30, 2007
Basic EPS	$96,615	63,445,797	$1.52
Diluted EPS	$105,179	70,979,495	$1.48